Appalachian Power Company
1 Riverside Plaza, 28th Floor
Columbus, Ohio 43215

Appalachian Consumer Rate Relief Funding LLC
1 Riverside Plaza, 28th Floor
Columbus, Ohio 43215

October 29, 2013

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn:  Arthur C. Sandel and Lulu Cheng, Esq.

Re:	Appalachian Power Company
Appalachian Consumer Rate Relief Funding LLC
Registration Statement on Form S-3
File Nos. 333-191392 and 333-191392-01

Ladies and Gentlemen:

In response to comments between our counsel and the staff, the undersigned, Appalachian Power Company and Appalachian Consumer Rate Relief Funding LLC (collectively, the “Registrants”) hereby submit that we have filed an Amendment No. 2 to the Registration Statement, dated as of the date hereof, to correct the omission of Exhibit 3.1 from the previously filed statement and to correct some miscellaneous typographical errors.  We understand our counsel has separately sent to you marked pages from the Registration Statement showing the relevant changes.

The Registrants acknowledge that: (i) they are responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Registrants may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Arthur C. Sandel
Lulu Cheng.
October 29, 2013

Please contact our counsel, Kevin J. Hochberg at Sidley Austin LLP, at 312-853-2085, or by e-mail at khochberg@sidley.com,  if you have any questions or further comments.

Very truly yours,

APPALACHIAN POWER COMPANY

By:	/s/ Renee V. Hawkins
Name: Renee V. Hawkins
Title: Assistant Treasurer

APPALACHIAN CONSUMER RATE RELIEF FUNDING LLC

By:	/s/ Renee V. Hawkins
Name: Renee V. Hawkins
Title: Assistant Treasurer